**BRITISH AMERICAN TOBACCO**





news release
www.bat.com

16 February 2005

# K S WONG

The Board of British American Tobacco announces, with regret, the unexpected death of KS Wong in Singapore early today.

KS became a Non-Executive Director of British American Tobacco in 1998 and his colleagues extend their deepest sympathy to his wife and children.

**ENQUIRIES**
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